9/18

06017230

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sun Hung Kai Properties

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 04 2006
THOMSON
FINANCIAL

FILE NO. 82- 01755 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/2/06

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 16)

2005 / 06 Annual Results

CHAIRMAN'S STATEMENT

I am pleased to present my report to the shareholders.

RESULTS

Profit attributable to the Company's shareholders for the year ended 30 June 2006 was HK$19,850 million, including a revaluation surplus on completed investment properties of HK$9,400 million, net of deferred tax. This represents an 11 per cent increase over last year. Earnings per share were HK$8.23, an increase of ten per cent over last year.

Underlying profit attributable to the Company's shareholders, excluding the effect of fair-value changes on investment properties, was HK$10,468 million, an increase of two per cent over last year. Underlying earnings per share were HK$4.34, an increase of two per cent over last year.

DIVIDEND

The directors have recommended the payment of a final dividend of HK$1.50 per share for the year ended 30 June 2006. Together with the interim dividend of HK$0.70 per share, the dividend for the full year will be HK$2.20 per share, the same as last year.

BUSINESS REVIEW

Property Sales

Property sales turnover for the year as recorded in the accounts was HK$10,890 million, as compared with last year's sales of HK$10,274 million. The Group sold and pre-sold an attributable HK$5,102 million of properties in Hong Kong during the year, as compared to HK$21,166 million in the previous year. Harbour Green was the only new project to go on sale during the year. The Group has sold about HK$4,000 million worth of properties since July 2006.

The Group completed five projects consisting of 2.5 million square feet of attributable floor area during the year. The great majority of this is residential area and more than 80 per cent has been sold so far. Park Island Phase 5 in Ma Wan went on sale in early August and over 95 per cent of the units have been sold. Severn 8 on the Peak will be launched shortly.

Project	Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
The Arch	1 Austin Road West Kowloon	Residential	Joint venture	1,076,000
Park Island Phase 5	8 Pak Lai Road Ma Wan	Residential	Joint venture	800,000
Noble Hill	38 Ma Sik Road Sheung Shui	Residential	100	532,000
Severn 8	8 Severn Road The Peak	Residential	100	59,000
Novotel Citygate	51 Man Tung Road Tung Chung	Hotel	20	47,500
Total				**2,514,500**

Land Bank

Five sites were added to the Group's land bank in Hong Kong during the year, through agricultural land conversions, government auctions and private negotiations. The total developable gross floor area is 1.2 million square feet, most of which will be for residential use. 38 Ming Yuen Western Street in North Point is being retained as a rental property.

Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
New Kowloon Inland Lot 6350 Ngau Chi Wan	Residential	100	775,000
38 Ming Yuen Western Street North Point	Residential	100	94,000
Lot 4313 in DD124 Hung Shui Kiu, Yuen Long	Residential	74	77,000
Ngau Tam Mei Phase 2, Yuen Long	Residential	100	36,000
Kwai Chung Town Lot 215 (additional GFA)	Office	100	191,000
Total			**1,173,000**

The Group secured a prime residential / commercial site at the West Rail Tuen Mun Station overlooking Tuen Mun Park through tender in August this year. The development will comprise 1.3 million square feet of premium residential premises and a shopping mall of 269,000 square feet. It will be the only major new residential development in the heart of Tuen Mun over the next few years. The advantageous location and convenient rail and bus transport connections are sure to make this the premier project in the area. The Group also acquired a residential site of about 9,000 square feet of gross floor area in Tsing Lung Tau, at a recent government auction. It will be developed with an adjacent site owned by the Group into luxury houses in a green, low-density environment with sea views.

The recent acquisitions bring the Group's Hong Kong land bank to 42.4 million square feet, consisting of 22.4 million square feet of completed investment properties and 20 million square feet of properties under development. The Group also holds more than 23 million square feet of agricultural land in terms of site area. Most of this is along existing or planned railways in the New Territories and is in the process of land use conversion. The Group will replenish its residential development land bank through various means when appropriate opportunities arise, with an emphasis on land use conversion.

The Group entered into a 50 / 50 joint venture during the year to develop a landmark shopping mall project on Orchard Road in Singapore, with 1.4 million square feet of high-end retail space and luxury homes.

Property Development

Residential transactions in the primary market have picked up significantly in recent months after a relatively quiet period in the first half of the year. The secondary market has seen healthy transaction volumes and steady prices in 2006. The expectation that interest rates have peaked improved market sentiment. Homebuyers' confidence remained positive amid improved job market conditions and rising incomes.

The Arch in Kowloon has set new standards of quality, design and materials for luxury apartments, as well as for comprehensive facilities and service in the clubhouse 500 feet in the air. Approximately 90 per cent of the units have been sold and virtually all buyers have taken possession.

The Group constantly works to reinforce its brand name for quality and enhance its competitive edge in the market. It plans to complete 3.5 million square feet of properties in the coming financial year, of which 2.6 million square feet will be slated for residential development.

	Residential	**Shopping Centre**	**Office**	**Hotel**	**Total**
	Attributable gross floor area (million square feet)				
For Sale	2.6	0.0	0.0	0.0	2.6
For Investment	0.0	0.2	0.4	0.3	0.9
Year Total	**2.6**	**0.2**	**0.4**	**0.3**	**3.5**

Property Investment

The Group's gross rental income, including its share from joint-venture investment properties, rose by 14.5 per cent over last year to HK$6,466 million. Net rental income was HK$4,615 million, an increase of 13.5 per cent over the previous year. Occupancy of the Group's rental portfolio remains high at 95 per cent.

The increase in rental income was primarily a result of positive lease renewals and higher contributions from APM mall and Four Seasons Place, which opened in March and September 2005 respectively. Continuously high demand from new and existing tenants drove office vacancies in prime areas to low levels, creating a spill-over demand for office buildings in decentralized areas. The Group's office portfolio has done well in this positive environment, registering high occupancy and increased rents.

The next four years will see the Group complete several large rental properties in Hong Kong, with more than six million square feet of floor area. These will further boost income from the Group's rental portfolio.

The most significant project the Group has under construction is International Commerce Centre above the Airport Express Kowloon Station. The project will be an ultra-modern landmark setting a new benchmark for design and quality, and the location will offer exceptionally convenient transport connections with a planned cross-border railway terminal. The entire project will contain 2.5 million square feet of office space. Preleasing of the 450,000 square feet that is scheduled for completion by the end of 2007 will begin shortly when the marketing showroom opens. The response to soft marketing has been very encouraging, with many potential tenants already registering their interest.

The Kowloon Station development will include the integrated Elements shopping arcade, which should open by the end of 2007. Elements will set new standards in retailing with its wide-ranging mix of retailers, and aims to be Asia's most innovative shopping experience. Preleasing has been encouraging so far, attracting interest from many tenants new to Hong Kong and established brands.

Millennium City Phase 6 in Kowloon East is progressing well. It will offer approximately 400,000 square feet of superior-quality office space with state-of-the-art facilities upon completion in mid 2007. The Group is also developing a premium office project on Kwai Chung Town Lot 215. Construction of the first phase of 600,000 square feet has commenced. Upon completion of the above-mentioned projects, the Group's status as one of the largest grade-A office landlords in Hong Kong will be cemented, with a diverse portfolio of over ten million square feet. The Group is stepping up efforts to reinforce its brand name in the office sector.

The local retail sector has flourished and the Group's shopping centres attracted more visitors, benefiting retail tenants with higher traffic and turnover. The successes of the APM and IFC malls, which are both fully let, have reinforced its leading position in the retail leasing market. The Group will ensure that its shopping malls remain attractive by carrying out timely renovations and improving tenant mixes.

Renovations are progressing at New Town Plaza and Tai Po Mega Mall, and the initial phases should be complete in early 2007. Higher rental income is anticipated as a result. Regular promotional campaigns will continue in the Group's malls, to draw shoppers and boost tenants' business. World Trade Centre will undergo a major upgrade. Nine floors with 120,000 square feet of floor area will be converted to theme restaurants, entertainment and leisure facilities. Work will begin in late 2006 and will bring the total retail area to 280,000 square feet upon completion in 2008, offering patrons more shopping, entertainment and leisure options under the same roof.

The thriving business climate in Hong Kong has raised demand for high-end residential rental accommodation. The serviced suites in Four Seasons Place at IFC offer an unparalleled standard of luxury living and premium service, and have recorded satisfactory occupancy since leasing began in September 2005.

Mainland Business

The mainland economy continued to show strong growth during the year. Rising incomes, increased investor confidence and continuous inflows of capital have led to buoyant property markets across the country. Administrative measures put in place for the residential market should help sustain healthy long-term development in the mainland property sector.

The Group is in the process of transferring its successful experience of operating shopping malls and offices in Hong Kong to major mainland cities. The demand for space in high-quality office, shopping mall and residential developments continued to rise, and the Group is stepping up the pace of its mainland investments to capitalize on the opportunity. It acquired a prime, 400,000-square-foot site on Huai Hai Zhong Road in Puxi, Shanghai in the first half of 2006. This site will be developed into a top-quality shopping mall, office and luxury residential complex.

Plans are under way for a world-class luxury residential project of 1.7 million square feet on the bank of the Huangpu River in Pudong. Construction has begun on Shanghai IFC, which will have four million square feet of gross floor area. It will include top-grade office space, a trendy shopping mall and two deluxe hotels in the Lujiazui financial district. The first phase with 900,000 square feet of office space will be finished in 2009 and the entire project will be completed by 2011.

The Group also took 40 per cent stakes in joint-venture projects in Hangzhou and Wuxi. They will have a combined attributable floor area of 8.5 million square feet, the majority being residential space for sale.

The Group held an attributable 19.8 million square feet of gross floor area on the mainland as at 30 June 2006, comprising 2.6 million square feet of completed investment properties and 17.2 million square feet of properties under development.

The mainland rental portfolio continued to produce good results. Shanghai Central Plaza was fully let at higher retail and office rents. Sun Dong An Plaza is undergoing an extensive upgrading into a major retail hub that befits its status as the Group's principal shopping mall in Beijing. When the renovations are complete, the mall will attract trendy young consumers with new international brands and flagship stores, becoming the shopping, dining and entertainment focus in Beijing for local residents, domestic visitors and travellers from overseas. Renovations are also planned for the office towers, which are 95 per cent occupied.

Hotels

More attractions continued to draw increasing tourist numbers to Hong Kong, while the territory's status as an international centre for trade and finance meant that the number of business travellers also rose. The Group is developing two premium hotels at Kowloon Station, to be operated by Ritz-Carlton and W Hotels, and another quality hotel in Ting Kau with about 700 guest rooms, so as to take advantage of the bright prospects for the hotel sector. The Group will also develop its first two mainland hotels as part of the Shanghai IFC project, also to be operated by Ritz-Carlton and W Hotels.

The Group's existing hotels had a good year. Occupancy and room rates at the Four Seasons have remained high since it opened last September, and the Royal Garden, Royal Park and Royal Plaza hotels enjoyed high occupancy and double-digit increases in room rates.

Telecommunications and Information Technology

SmarTone

SmarTone continued to deliver a creditable operational performance during the year, despite the pressure on profits due to increased handset subsidies and 3G costs. The company achieved growth in service revenue and average revenue per user, and made encouraging progress in 3G. Though competition is intense in the market, the Group is confident about SmarTone's prospects given its trusted brand name, seasoned management team and solid strategy, and it will continue to hold SmarTone as a long-term investment.

SUNeVision

SUNeVision saw ongoing revenue and profit growth for the period under review. iAdvantage kept building upon its position as the leading carrier-neutral data centre operator in Hong Kong and on the mainland, surpassing 70 per cent occupancy for the period under review. SUNeVision's financial position remained solid after the payment of a special cash dividend, and the company continues to hold sufficient financial resources to meet expected operational needs and support future growth. The Group is confident in the company's continuing fiscal strength and earnings prospects.

Transportation and Infrastructure

Transport International Holdings
Transport International Holdings (TIH) has faced a challenging operating environment in Hong Kong. Its flagship company Kowloon Motor Bus has been losing passengers to new railway lines while dealing with rising operating cost from higher fuel prices, wages and tunnel tolls. TIH recorded a higher profit from its mainland transport businesses and will continue to look for investment opportunities on the mainland in view of the positive long-term outlook there. The presale of its Manhattan Hill residential development in West Kowloon will boost TIH's financial position. RoadShow, the TIH subsidiary in the media sales business, achieved satisfactory results.

Other Infrastructure Businesses
The Wilson Group did well during the year, while both the River Trade Terminal and Airport Freight Forwarding Centre are operating satisfactorily. Traffic on the Route 3 (CPS) remained steady during the year. The Group' infrastructure projects are all in Hong Kong, and given their potential returns and strong cash flows over time, the Group will continue to hold them as long-term investments.

Corporate Finance

The Group is in a robust financial position, with low gearing and high interest coverage. Its net debt to shareholders' funds ratio was low at 13.4 per cent as at 30 June 2006, reflecting the Group's prudent financial management.

The Group placed 89 million shares in early May at an underwritten price of HK$89, raising net proceeds of HK$7,837 million. This put the Group in a better financial position for future expansion, both in Hong Kong and on the mainland.

The Group is constantly looking for ways to control interest costs. Its excellent credit rating and ample liquidity in the market helped create an enthusiastic response to the Group's self-arranged, five-year HK$12,000 million dual-tranche syndicated credit facility and ten-year HK$1,800 million in bonds under the EMTN programme. The Group has ample stand-by unsecured banking facilities on a committed basis to meet business development needs.

The majority of the Group's borrowings are denominated in Hong Kong dollars, so they pose a negligible foreign exchange risk. The Group has taken no speculative positions in derivatives.

A strong financial position and market leadership have earned the Group an A1 rating with a stable outlook from Moody's and an A rating with a stable outlook from Standard & Poor's, which are the highest ratings the two agencies have assigned to any Hong Kong developer.

Customer Service

Superior customer service is one thing that sets the Group apart. Its two property management subsidiaries, Hong Yip Service Company and Kai Shing Management Services, are dedicated to offering residents and tenants the best service and customer care, as well as working to promote a greener Hong Kong. The companies are well recognized for their commitment to excellence and have won numerous awards for service, eco-friendly maintenance and landscaping. The Group continues to set new standards for service, and its introduction of concierge service in office buildings has been well received.

The SHKP Club recently celebrated its tenth anniversary and membership surpassing 240,000. The Club regularly stages a variety of events for the benefit of its members and the community at large. It initiated a 'Loving Home' campaign during the year under review, generating widespread interest and participation from members and the public. The Club's co-brand VISA card offers members a broad spectrum of shopping benefits.

Corporate Governance

Maintaining high standards of corporate governance is a cornerstone of the Group's business philosophy. This is achieved through an effective Board of Directors, timely disclosure of information and a proactive investor relations programme. Audit, Remuneration and Nominating Committees are all in place, and the Group will continue its efforts to stay at the forefront of best corporate governance practices.

The Group's sophisticated management and good corporate governance are recognized by the investment community. Some of the various accolades received during the year included the Group being named Asia's best property company by *FinanceAsia* magazine for the fourth consecutive year and best developer in both Asia and Hong Kong by *Euromoney* magazine for the second year running.

Corporate Citizenship

The Group supports numerous charitable and educational programmes. It began the SHKP Book Club to promote reading and personal development through events such as seminars, book fairs and book review competitions. The Book Club receives enthusiastic support from local schools, and its new Young Writers' Debut competition has attracted a great deal of interest. The Group also offers scholarships to many students at both local and mainland educational institutions.

The Group is collaborating with The Chinese University of Hong Kong on an extensive programme to promote mental health in Hong Kong. This will be a high-profile initiative to tackle the problem and raise public awareness through education. The Group also encourages its staff to become involved in community work via the SHKP Volunteer Team.

Staff development and training is another area that receives the Group's encouragement and support. A wide variety of courses provide staff members with the opportunity to develop both professionally and personally. The Group also provides career opportunities through its management trainee and other recruitment programmes.

PROSPECTS

The global economy is expected to keep growing in the year ahead despite monetary tightening in most industrialized countries and high oil prices. The high likelihood that the two-year interest rate hike cycle in the US has come to an end should be a positive for the macro environment. The mainland economy is expected to keep growing, but at a healthier and more sustainable pace after the implementation of macro-control measures earlier this year. Against this background, Hong Kong's economy should continue to grow steadily in the year ahead.

The residential property market is expected to fare better as mortgage interest rates peak. Steadily rising incomes, a better job market and more marriages will support the demand for new homes, while the supply of new units will fall in the next few years. Affordability for homebuyers is also relatively high. All these factors suggest that prices in the future will gradually rise.

The Group will continue replenishing its Hong Kong land bank through various means including farmland conversion, so as to step up residential completions over the long term. It will also maintain its practice of offering premium-quality developments with modern designs supported by comprehensive clubhouse facilities, to satisfy the aspirations of modern homebuyers. The Group's reputation for quality has earned it a trusted brand name, a fact that is evidenced by media surveys of the public. The Group will make maximum use of its brand identity and the enhanced marketability it provides to raise development margins on new projects.

The rental portfolio will continue to perform well with higher rents for new leases and renewals, as the demand for office and retail space remains strong. Office rents will continue to climb moderately as a result of a tight supply of new space and continued demand from new and existing tenants. Office rents in decentralized districts will start catching up with those in core areas, while higher retail sales fuelled by improving employment and rising incomes will support retail rents.

Property development on the mainland will contribute to the Group's growth over the long term. The Group is developing a number of landmark projects on the mainland, which should enhance its market positioning there. It will also keep looking for opportunities to develop residential projects in selected major cities. The administrative measures put in place recently to cool the property market will provide a better opportunity for the Group to lay the foundation for future growth.

The Group is now developing over six million square feet of property in Hong Kong that will be held for rent. These projects and others on the mainland will further boost the Group's rental income over the medium to long term. The Group will consider reconfiguring its investment property portfolio through various means, to increase asset turnover and improve return on equity. One such vehicle being evaluated is a REIT, which would be a new business for recurrent income while optimizing the rental portfolio through expansion of the REIT.

The Group plans to complete 2.6 million square feet of residential space for sale in the current financial year. Major residential projects that will go on the market in the next nine months include Severn 8 on the Peak, Manhattan Hill in West Kowloon and The Vineyard in Yuen Long. Barring unforeseen circumstances, the results for the coming financial year are expected to be satisfactory.

APPRECIATION

Non-executive director Mr Law King-wan will soon retire from the Company's board after having been with the Group since its very beginning. He has made an immense contribution to the Group's growth and success over the years, and I would like to thank Mr Law for his dedication and loyalty.

I would also like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to thank all our staff for their dedication and hard work.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Hong Kong, 14 September 2006

SUN HUNG KAI PROPERTIES LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code : 16)

ANNOUNCEMENT

The Board of Directors of Sun Hung Kai Properties Limited announces the following audited consolidated figures for the Group for the year ended 30 June 2006 with comparative figures for 2005:-

Consolidated Profit and Loss Account
For the year ended 30 June 2006
(Expressed in million of Hong Kong dollars)

	Notes	2006	(Restated) 2005
Revenue	3(a)	25,598	22,945
Cost of sales and operating expenses		(11,512)	(13,351)
Gross profit		14,086	9,594
Other income		535	618
Selling and marketing expenses		(1,176)	(989)
Administrative expenses		(1,131)	(1,014)
Operating profit before change in fair value of investment properties	3(a)	12,314	8,209
Increase in fair value of investment properties		9,110	8,139
Operating profit after change in fair value of investment properties	3(a)	21,424	16,348
Finance costs		(1,066)	(367)
Finance income		207	83
Net finance costs	4	(859)	(284)
Profit on disposal of long-term investments less impairment	5	176	1,858
Share of results of associates		177	314
Share of results of jointly controlled entities		470	1,350
Share of increase in fair value of investment properties net of tax held by associates and jointly controlled entities		2,305	1,493
	3(b)	2,952	3,157
Profit before taxation	3(c) & 6	23,693	21,079
Taxation	7	(3,655)	(2,899)
Profit for the year		20,038	18,180
Attributable to :			
Company's shareholders		19,850	17,900
Minority interests		188	280
		20,038	18,180
Dividends			
Interim dividend paid at $0.70 (2005 : $0.70) per share		1,681	1,680
Final dividend proposed at $1.50 (2005 : $1.50) per share		3,737	3,602
		5,418	5,282
		HK$	HK$
Earnings per share for profit attributable to Company's Shareholders	8		
Basic		$8.23	$7.45
Diluted			

Consolidated Balance Sheet
As at 30 June 2006

(Expressed in millions of Hong Kong dollars)

	2006	(Restated) 2005
Non-current assets		
Investment properties	**116,733**	100,775
Fixed assets	**17,173**	15,447
Associates	**2,102**	2,386
Jointly controlled entities	**21,944**	18,553
Long-term investments	**3,379**	5,971
Loans receivable	**1,397**	1,578
Intangible asset	**632**	643
	163,360	145,353
Current assets		
Properties for sale	**44,815**	37,006
Debtors, prepayment and others	**13,464**	4,827
Short-term investments	**1,353**	2,428
Bank balances and deposits	**7,806**	6,519
	67,438	50,780
Current liabilities		
Bank and other borrowings	**(2,950)**	(1,605)
Trade and other payables	**(12,116)**	(11,099)
Deposits received on sales of properties	**(19)**	(725)
Taxation	**(3,499)**	(3,114)
	(18,584)	(16,543)
Net current assets	**48,854**	34,237
Total assets less current liabilities	**212,214**	179,590
Non-current liabilities		
Bank and other borrowings	**(27,287)**	(21,461)
Deferred taxation	**(13,769)**	(11,494)
Other long-term liabilities	**(611)**	(545)
	(41,667)	(33,500)
NET ASSETS	**170,547**	146,090
CAPITAL AND RESERVES		
Share capital	**1,246**	1,201
Share premium and reserves	**166,283**	142,722
Company's shareholders' fund	**167,529**	143,923
Minority interests	**3,018**	2,167
TOTAL EQUITY	**170,547**	146,090

Notes to Consolidated Profit and Loss Account

(Expressed in millions of Hong Kong dollars)

1. Basis of preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong which include the Hong Kong Financial Reporting Standards ("HKFRSs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements of the Hong Kong Companies Ordinance and Listing Rules. The financial statements are prepared under the historical cost convention except for investment properties and certain financial instruments, which are measured at fair value.

The accounting policies adopted are consistent with those set out in the annual financial statements for the year ended 30 June 2005, except for the changes in accounting policies as described below.

With effect from 1 July 2005, the Group has adopted the new / revised HKFRSs, Hong Kong Accounting Standards ("HKAS") and Interpretations (collectively, "new HKFRSs") issued by HKICPA which are effective for accounting periods beginning on or after 1 January 2005. The changes in accounting policies and its effect on the Group's financial statements are summarized as follows:

a. Investment properties

Following the adoption of HKAS 40 "Investment property", certain properties are reclassified as investment properties and changes in fair values arising on the revaluation of investment properties are recognized in the profit and loss account instead of property revaluation reserves. HK(SIC) Interpretation 21 "Income taxes - recovery of revalued non-depreciable assets" requires deferred taxation to be recognized on any revaluation of investment properties on the basis that recovery of the carrying amount of the investment properties would be through use and calculated at applicable profits tax rates. These new accounting policies have been applied retrospectively. The opening retained profits as at 1 July 2005 and 1 July 2004 were increased by HK$52,522 million and HK$44,884 million, respectively, representing the transfers of accumulated attributable revaluation surplus previously recorded in property revaluation reserve and net of deferred tax thereon. In addition, recognition of deferred taxation on the Group's cumulative property revaluation surpluses and reclassification of certain properties as investment properties had resulted in a reduction in the Group's total net assets as at 1 July 2005 and 1 July 2004 of HK$3,545 million and HK$2,660 million, respectively. Profit attributable to Company's shareholders and minority interests for the year ended 30 June 2006 have been increased by HK$9,382 million (2005: HK$7,638 million) and HK$21 million (2005: HK$56 million), respectively.

b. Hotel properties

Upon the adoption of HKAS 40 "Investment property", owner-operated hotel properties are stated at cost less accumulated depreciation and impairment, rather than at valuation. This change of accounting policy has been applied retrospectively. The Group's net assets as at 1 July 2005 and 1 July 2004 were reduced by HK$2,639 million and HK$2,351 million, respectively, as a result of the reversal of hotel property revaluation surplus and the recognition of cumulative depreciation on the Group's hotel properties. Operating profit for the Group's hotel operation for the year ended 30 June 2006 has been decreased, as a result of depreciation charge provided on the properties, from HK$277 million to HK$223 million (2005: from HK$264 million to HK$214 million).

c. Financial instruments

The adoption of HKAS 32 "Financial instruments: disclosure and presentation" and HKAS 39 "Financial instruments: recognition and measurement" has resulted in a change in the accounting policy relating to the classification of financial assets and liabilities and their measurement.

Financial assets are now classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value with changes in fair value recognized in profit or loss and equity, respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortized cost using the effective interest method. Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" and "other financial liabilities" carried at amortized cost using the effective interest method. In accordance with the transitional provisions in HKAS 39, this change in accounting policy has been applied prospectively by adjusting the difference between the carrying amount of certain financial assets and their fair value at 30 June 2005 to investment revaluation reserve or retained profits at 1 July 2005. The opening investment revaluation reserve and retained profits at 1 July 2005 have been increased by HK$904 million and HK$21 million, respectively.

d. Derivative financial instruments

In previous years, derivative financial instruments were not separately recorded in the financial statements.

Following the adoption of HKAS 32 and 39, derivatives are initially recognized at fair value on the date of entering the derivative contract and are subsequently remeasured at fair value at each balance sheet date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged. Changes in fair value of derivatives that are designated and qualified as fair value hedges together with any changes in fair value of the corresponding hedged asset or liability are recorded in the profit and loss accounts. Changes in fair value of derivatives held as hedging instruments that are designated and qualified as cash flow hedges are recognized in equity to the extent that the hedge is effective. Changes in fair value relating to the non-qualifying and ineffective portion of qualifying derivatives are recognized immediately in the profit and loss account. In accordance with the transitional provisions in HKAS 39, this change in accounting policy has been applied prospectively. This change has no

e. Share-based payment

The adoption of HKFRS 2 "Share-based payment" has resulted in a change in accounting policy of employee share options. Previously, share options granted to directors and employees did not result in a charge to profit and loss account. Following the adoption of HKFRS 2, the fair value of share options at grant date is amortized over the relevant vesting periods to the profit and loss account. In accordance with the transitional provisions in HKFRS 2, this treatment is applied to share options granted after 7 November 2002 and not yet vested at 1 July 2005. This change in accounting policy has been applied retrospectively. The opening retained profits as at 1 July 2005 and 1 July 2004 were decreased by HK$6 million and HK$2 million, respectively. Profit attributable to Company's shareholders and minority interests for the year ended 30 June 2006 have been decreased by HK$4 million (2005: HK$4 million) and HK$1 million (2005:HK$3 million), respectively.

f. Leasehold land

In prior years, leasehold land and buildings were included in fixed assets and stated at cost or valuation less accumulated depreciation and impairment, if any. Following the adoption of HKAS 17 "Leases", leasehold land is regarded as operating lease and stated at cost and amortized over the lease period on a straight line basis. This change in accounting policy has been applied retrospectively. The opening retained profits as at 1 July 2005 and 1 July 2004 were decreased by HK$144 million and HK$126 million, respectively, resulting from a change in accounting policy on amortization of leasehold land held by a jointly controlled entity. Profit attributable to Company's shareholders for the year ended 30 June 2006 and 30 June 2005 have been decreased by HK$19 million and HK$18 million, respectively.

g. Associates and joint ventures

Under HKAS 28 "Investments in associates" and HKAS 31 "Interests in joint ventures", the Group uses the most recent available financial statements of the associates or jointly controlled entities in applying the equity method, which are either coterminous with the financial statements of the Company or cover a year ended not more than three months before the Company's year-end. In prior years, financial statements of some associates and jointly controlled entities covered a year ended more than three months before the Company's year-end. This change in accounting policy has been applied retrospectively. The opening retained profits as at 1 July 2005 and 1 July 2004 were increased by HK$98 million and HK$134 million, respectively. Profit attributable to Company's shareholders for the year ended 30 June 2006 and 30 June 2005 have been decreased by HK$54 million and HK$36 million, respectively.

h. Site restoration cost

In accordance with HKAS 16 "Property, plant and equipment", site restoration costs incurred as a consequence of acquiring or using the site are included in the cost of an asset. Previously, such costs were accounted for to the extent it was recognized as a provision. This change in accounting policy has been applied retrospectively. The Group's total net assets as at 1 July 2005 and 1 July 2004 were decreased by HK$14 million and HK$11 million, respectively. Profit attributable to Company's shareholders and minority interests for the year ended 30 June 2006 have been decreased by HK$2 million (2005: HK$2 million) and HK$2 million (2005: HK$1 million), respectively.

i. Telecommunication licence

The adoption of HKAS 38 has resulted in a change in accounting policy relating to the recognition of the fees and royalties payable for the right to use telecommunication spectrum. This right represents a right to provide a service rather than a right to use an identifiable asset, and is therefore accounted as an intangible asset. In order to measure the intangible asset, HKAS 39 "Financial instruments: recognition and measurement" is applied for recognition of the minimum annual fee and royalty payments as they constitute a contractual obligation to deliver cash and hence should be considered a financial liability and be initially measured at its fair value. As a result, capitalized minimum annual payments together with the interest accrued prior to commercial launch, are classified as an intangible asset and amortized on a straight line basis over the remaining licence period from the date the asset is ready for its intended use. Interest is accrued on the outstanding minimum annual fees and charged to finance costs in the consolidated profit and loss account after the commercial launch. Variable annual payments on top of the annual minimum payments, if any, are recognized in the consolidated profit and loss account as incurred. The change in accounting policy has been applied retrospectively. The Group's total net assets as at 1 July 2005 and 1 July 2004 were decreased by HK$20 million and HK$18 million, respectively. Profit attributable to Company's shareholders and minority interests for the year ended 30 June 2006 have been decreased by HK$27 million (2005: HK$1 million) and HK$22 million (2005: HK$1 million), respectively.

2. Summary of the effects of the changes in accounting policies

(a) Effect on opening balance of total equity at 1 July 2005 and 1 July 2004:

	Company's shareholders' equity						
	Property revaluation reserves	Investment revaluation reserve	Employee share-based compensation reserve	Retained profits	Total	Minority interests	Total equity
At 1 July 2005							
Investment properties	(56,048)	-	-	52,522	(3,526)	(19)	(3,545)
Hotel properties	(1,703)	-	-	(936)	(2,639)	-	(2,639)
Financial instruments	-	904	-	21	925	-	925
Share-based payment	-	-	6	(6)	-	-	-
Leasehold land	-	-	-	(144)	(144)	-	(144)
Associates and jointly controlled entities	-	-	-	98	98	-	98
Site restoration cost	-	-	-	(8)	(8)	(6)	(14)
Telecommunication licence	-	-	-	(10)	(10)	(10)	(20)
Total increase / (decrease) in equity	(57,751)	904	6	51,537	(5,304)	(35)	(5,339)
At 1 July 2004							
Investment properties	(47,529)	-	-	44,884	(2,645)	(15)	(2,660)
Hotel properties	(1,463)	-	-	(888)	(2,351)	-	(2,351)
Share-based payment	-	-	2	(2)	-	-	-
Leasehold land	-	-	-	(126)	(126)	-	(126)
Associates and jointly controlled entities	-	-	-	134	134	-	134
Site restoration cost	-	-	-	(6)	(6)	(5)	(11)
Telecommunication licence	-	-	-	(9)	(9)	(9)	(18)
Total increase / (decrease) in equity	(48,992)	-	2	43,987	(5,003)	(29)	(5,032)

(b) Effect on profit attributable to Company's shareholders and minority interests:

	2006			2005		
	Attributable to Company's shareholders	Minority interests	Total	Attributable to Company's shareholders	Minority interests	Total
Investment properties	9,382	21	9,403	7,638	56	7,694
Hotel properties	(53)	-	(53)	(48)	-	(48)
Share-based payment	(4)	(1)	(5)	(4)	(3)	(7)
Leasehold land	(19)	-	(19)	(18)	-	(18)
Associates and jointly controlled entities	(54)	-	(54)	(36)	-	(36)
Site restoration cost	(2)	(2)	(4)	(2)	(1)	(3)
Telecommunication licence	(27)	(22)	(49)	(1)	(1)	(2)
	9,223	(4)	9,219	7,529	51	7,580

(c) **Analysis of increase in profit attributable to Company's shareholders by line items presented according to their function:**

	2006	2005
Increase in cost of sales and operating expenses	(65)	(600)
Increase in administrative expenses	(5)	(7)
Increase in fair value of investment properties	9,110	8,139
Increase in finance costs	(67)	(39)
Decrease in share of results of associates and jointly controlled entities	(73)	(54)
Increase in share of increase in fair value of investment properties net of tax held by associates and jointly controlled entities	2,305	1,493
Increase in deferred taxation	(1,986)	(1,352)
	9,219	7,580
Decrease/(increase) in profit attributable to minority interests	4	(51)
	9,223	7,529
	HK$	HK$
Increase in basic earnings per share	3.82	3.13

Profit attributable to Company's shareholders before and after the adoption of the new HKFRSs is reconciled as below:

	2006		2005	
		Earnings per share (Basic) HK$		Earnings per share (Basic) HK$
Profit attributable to Company's shareholders before the adoption of the new HKFRSs	10,627	4.41	10,371	4.32
Effects of changes in accounting policies	9,223	3.82	7,529	3.13
Profit attributable to Company's shareholders after the adoption of the new HKFRSs	19,850	8.23	17,900	7.45

3. Segment Results

(a) The Company and its subsidiaries

The Group's revenue and results by business segments are analysed as follows:

	Revenue		Profit after Taxation	
	2006	2005	2006	(Restated) 2005
Property				
Property sales	10,890	10,274	6,885	3,072
Rental income	5,659	5,056	4,101	3,740
	16,549	15,330	10,986	6,812
Hotel operation	734	679	223	214
Telecommunications	3,779	3,619	118	322
Other businesses	4,536	3,317	1,077	769
	25,598	22,945	12,404	8,117
Other income			535	618
Unallocated administrative expenses			(625)	(526)
Operating profit before change in fair value of investment properties			12,314	8,209
Increase in fair value of investment properties			9,110	8,139
Operating profit after change in fair value of investment properties			21,424	16,348
Net finance costs – Group			(859)	(284)
Profit on disposal of long-term investments less impairment			176	1,858
Profit before taxation			20,741	17,922
Taxation			(3,655)	(2,899)
Profit after taxation			17,086	15,023

Revenue from properties sales includes HK$14 million (2005: HK$1,718 million) from sale of investment properties.

Other businesses comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, toll road fees, logistics business, construction, financial services, internet infrastructure, enabling services and department store.

Other income includes mainly investment income from bonds and other investments.

Less than ten per cent of the operations of the Group in terms of revenue and operating results were carried on outside Hong Kong.

(b) Associates and jointly controlled entities

The Group's share of results of associates and jointly controlled entities by business segments is analysed as follows:

	Share of Results	
	2006	(Restated) 2005
Property		
Property sales	**164**	1,390
Rental income	**514**	327
	678	1,717
Hotel operation	**18**	-
Other businesses	**293**	403
Profit from operations	**989**	2,120
Finance costs	**(214)**	(152)
Profit before taxation and share of increase in fair value of investment properties	**775**	1,968
Share of increase in fair value of investment properties held by associates and jointly controlled entities	**2,798**	1,792
Profit before taxation	**3,573**	3,760
Taxation	**(621)**	(603)
Profit after taxation	**2,952**	3,157

(c) Combined results of the Group and its share of results of associates and jointly controlled entities by business segments

	Attributable Profit	
	2006	(Restated) 2005
Property		
Property sales	7,049	4,462
Rental income	4,615	4,067
	11,664	8,529
Hotel operation	241	214
Telecommunications	118	322
Other businesses	1,370	1,172
Other income	535	618
Unallocated administrative expenses	(625)	(526)
Operating profit	13,303	10,329
Increase in fair value of investment properties		
- Group	9,110	8,139
- Associates and jointly controlled entities	2,798	1,792
Net finance costs		
- Group	(859)	(284)
- Associates and jointly controlled entities	(214)	(152)
Profit on disposal of long-term investments less impairment	176	1,858
Profit before taxation	24,314	21,682
Taxation		
- Group	(3,655)	(2,899)
- Associates and jointly controlled entities	(621)	(603)
Profit for the year	20,038	18,180

4. Net finance costs

	2006	(Restated) 2005
Interest expenses on		
Bank loans and overdrafts	1,149	357
Other loans wholly repayable within five years	185	86
Other loans not wholly repayable within five years	54	8
	1,388	451
Notional non-cash interest accretion	67	39
Less : Portion capitalized	(389)	(123)
	1,066	367
Interest income on bank deposits	(207)	(83)
	859	284

5. Profit on disposal of long-term investments less impairment

	2006	2005
Profit on disposal of interests in jointly controlled entities	132	1,649
Profit on disposal of long-term investments	-	300
Profit on disposal of available-for-sale investments	57	-
Impairment of long-term investments	-	(91)
Impairment of available-for-sale investments	(13)	-
	176	1,858

6. Profit before taxation

	2006	(Restated) 2005
Profit before taxation is arrived at		
after charging:		
Cost of properties sold	**3,291**	6,603
Cost of other inventories sold	**886**	955
Depreciation and amortization	**1,035**	847
and crediting:		
Dividend income from listed and unlisted investments	**116**	87
Interest income from listed and unlisted debt securities	**157**	314
Net realized and unrealized gain on marketable securities	**171**	154

7. Taxation

	2006	(Restated) 2005
Company and subsidiaries		
Current taxation		
Hong Kong profits tax	**1,552**	1,296
Under/(over) provision in prior years	**5**	(2)
	1,557	1,294
China income tax	**5**	13
Under provision in prior years	**2**	-
	7	13
	1,564	1,307
Deferred taxation		
Change in fair value of investment properties	**1,994**	1,384
Other origination and reversal of temporary differences	**97**	208
	2,091	1,592
	3,655	2,899

Hong Kong profits tax is provided at the rate of 17.5 per cent (2005: 17.5 per cent) based on the estimated assessable profits for the period. China income tax is calculated at the rates applicable in China.

8. Earnings per share

(a) Reported earnings per share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to Company's shareholders of HK$19,850 million (2005 (restated): HK$17,900 million).

The basic earnings per share is based on the weighted average number of shares in issue during the year of 2,411,924,600 (2005: 2,400,982,551). The diluted earnings per share is based on 2,412,075,082 (2005: 2,401,089,118) shares which is the weighted average number of shares in issue during the year plus the weighted average number of 150,482 (2005: 106,567) shares deemed to be issued at no consideration if all outstanding options had been exercised.

(b) Underlying earnings per share

For the purpose of assessing the underlying performance of the Group, earnings per share are additionally calculated based on the underlying profits attributable to Company's shareholders which excluded the effect of fair value changes on investment properties. A reconciliation of profits is as follows:

	2006		2005	
		Earnings per share (Basic) HK$		Earnings per share (Basic) HK$
Profit attributable to Company's shareholders as shown in the consolidated profit and loss account	**19,850**	**8.23**	17,900	7.45
Increase in fair value of investment properties	**(9,110)**	**(3.78)**	(8,139)	(3.39)
Deferred taxation on changes in fair value of investment properties	**1,994**	**0.83**	1,384	0.58
Adjustments for realized gains of disposed investment properties	**18**	**0.01**	554	0.23
Increase in fair value of investment properties net of related deferred taxation attributable to minority interests	**21**	**0.01**	56	0.02
Share of increase in fair value of investment properties net of related deferred taxation of associates and jointly controlled entities	**(2,305)**	**(0.96)**	(1,493)	(0.62)
Underlying profit attributable to Company's shareholders	**10,468**	**4.34**	10,262	4.27

FINANCIAL REVIEW

Review of Results

Profit attributable to Company's shareholders for the year ended 30 June 2006 was HK$19,850 million, an increase of HK$1,950 million or 11% compared with HK$17,900 million for the previous year. The results reflected the adoption of new Hong Kong Financial Reporting Standards with effect from 1 July 2005 and in particular, included an increase in fair value of the Group's investment properties net of related deferred taxation of HK$7,116 million (2005: HK$6,755 million) and shared an increase in fair value of investment properties net of related deferred taxation of HK$2,305 million (2005: HK$1,493 million) of jointly controlled entities and associates, in accordance with HKAS 40 "Investment Properties". Underlying profit attributable to Company's shareholders which excluded the effect of fair value changes on investment properties amounted to HK$10,468 million, an increase of HK$206 million or 2% compared with the previous year of HK$10,262 million prepared on a comparable basis. Underlying earnings per share increased by 1.6% to HK$4.34 compared with the corresponding figure of HK$4.27 for the previous year. The increase in profit was primarily driven by higher profit contributions from property sales, which grew by HK$2,587 million or 58% to HK$7,049 million and continuous growth in net rental income, which increased by HK$548 million or 13.5% to HK$4,615 million, more than offsetting the increased finance expenses and the non-recurrence of significant exceptional profit from disposal of long-term investments compared with the previous year. Last year, the Group recorded a one-off capital gain of HK$1,417 million on sale of its interest in Asia Container Terminals Holdings Limited.

Financial Resources and Liquidity

(a) Net debt and gearing

The Company's shareholders' funds as at 30 June 2006 increased to HK$167,529 million or HK$67.3 per share from HK$143,923 million or HK$59.9 per share at the previous year end. The increase of HK$23,606 million or 16% was largely attributable to the net underlying profit retained during the year, the increase in fair value net of deferred taxation of HK$9,400 million of the Group's investment property portfolio, and the increase in the Company's equity of HK$7,837 million following the issue of 89 million new shares under a share placement made in May 2006.

The Group's financial position remains strong with a low debt leverage and high interest cover. Gearing ratio as at 30 June 2006, calculated on the basis of net debt to shareholders' funds, increased moderately to 13.4% from 11.5% at 30 June 2005. Interest cover, measured by the ratio of operating profit to total net interest expenses including those capitalized, was 9.9 times compared with 20.1 times for the previous year, reflecting higher interest rate environment and higher average borrowing due to higher expenditures incurred on land acquisitions during the year.

As at 30 June 2006, the Group's gross borrowings totalled HK$30,237 million. Of these, HK$1,903 million related to the bank borrowings of the Group's subsidiary, Route 3 (CPS) Company Limited, which were secured by way of charges over its assets. All other borrowings of the Group are unsecured. Net debt, after deducting cash and bank deposits of HK$7,806 million, amounted to HK$22,431 million. The maturity profile of the Group's gross borrowings is set out below:

	30 June 2006 *HK$ Million*	30 June 2005 *HK$ Million*
Repayable :		
Within one year	**2,950**	1,605
After one year but within two years	**1,815**	4,045
After two years but within five years	**22,902**	17,266
After five years	**2,570**	150
Total borrowings	**30,237**	23,066
Cash and bank deposits	**7,806**	6,519
Net debt	**22,431**	16,547

The Group has also secured substantial committed and undrawn banking facilities, most of which are arranged on a medium to long term basis, which helps minimize refinancing risk and provides the Group with strong financing flexibility.

With ample committed banking facilities in place, continuous cash inflow from property sales and a solid base of recurrent income, the Group has adequate financial resources for its funding requirements.

(b) Treasury policies

The entire Group's financing and treasury activities are centrally managed and controlled at the corporate level. As at 30 June 2006, about 89% of the Group's borrowings were raised through its wholly-owned finance subsidiaries and the remaining 11% through operating subsidiaries.

The Group's foreign exchange exposure was minimal given its large asset base and operational cash flow primarily denominated in Hong Kong dollars. As at 30 June 2006, about 91% of the Group's borrowings were denominated in Hong Kong dollars, 5% in Singapore dollars, 3% in US dollars and 1% in other currencies. The foreign currency borrowings were mainly for financing property projects outside Hong Kong.

The Group's borrowings are principally arranged on a floating rate basis. For the fixed rate notes issued by the Group, interest rate swaps have been used to convert the rates to floating rate basis. The use of financial derivative instruments is strictly controlled and solely for management of the Group's underlying exposures. It is the Group's policy not to enter into derivative transactions for speculative purposes.

As at 30 June 2006, the Group had outstanding fair value hedges in respect of fixed-to-floating interest rate swaps in the aggregate amount of HK$3,450 million and a currency swap (to hedge principal repayment of USD debt) in the amount of HK$234 million.

Charges of assets

As at 30 June 2006, certain bank deposits of the Group's subsidiary, SmarTone, in the aggregate amount of HK$320 million, were pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks. Additionally, the assets of the Group's subsidiary, Route 3 (CPS) Company Limited, with an aggregate net book value of HK$4,962 million, have been charged as collateral securities for its bank borrowings. Except for the above two charges, all the Group's assets are free from any encumbrances.

Contingent liabilities

As at 30 June 2006, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$5,302 million (2005 : HK$4,194 million).

EMPLOYEES AND REMUNERATION POLICIES

As of end of 2006, the Group employed had about 25,000 employees. Given a more buoyant economy, the Group has been alert to retaining and motivating talent and will make necessary adjustments to respond to the employment market. Apart from the base salary, employees are offered with incentives such as discretionary bonuses and other merit payments to reward employees based on performance. The Group provides a comprehensive benefit package and career development opportunities, including retirement schemes, medical benefits, and both internal and external training appropriate to each individual requirements.

The Company has a share option scheme under which the Company may grant options to eligible employees to subscribe for shares in the Company. Particulars of the scheme are to be set out in the relevant sections of Annual Report.

DIVIDEND

The Directors have decided to recommend the payment of a final dividend of HK$1.50 per share in respect of the year ended 30 June 2006. The proposed final dividend, together with interim dividend of HK$0.70 per share paid on 27 March 2006, will make a total distribution of HK$2.20 per share for the year. The proposed final dividend, if approved at the forthcoming Annual General Meeting, will be payable on 11 December 2006 to the shareholders on the Register of Members as at 7 December 2006.

ANNUAL GENERAL MEETING

The 2006 Annual General Meeting of the Company will be held on Thursday, 7 December 2006 and the Notice of Annual General Meeting will be published and despatched in the manner as required by the Listing Rules in due course.

CLOSING OF REGISTER OF MEMBERS

The Register of Members will be closed from Thursday, 30 November 2006 to Thursday, 7 December 2006 (both days inclusive). In order to establish entitlements to the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Wednesday, 29 November 2006.

PURCHASE, SALE OR REDEMPTION OF SHARES

Except for the share placement by the Company in May 2006, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's ordinary shares during the year ended 30 June 2006.

AUDIT COMMITTEE

The annual results for the year have been reviewed by the Audit Committee of the Company. The Group's consolidated financial statements have been audited by the Company's auditors, Deloitte Touche Tohmatsu, and they have issued an unqualified opinion.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

For the year ended 30 June 2006, the Company has complied with the provisions of the Code on Corporate Governance Practices (the "Code Provisions") as set out in Appendix 14 of the Listing Rules, except for the following deviation:

Code provision A.2.1 stipulates that the role of Chairman and Chief Executive Officer should be separate and should not be performed by the same individual. Given the current corporate structure, there is no separation between the roles of Chairman and Chief Executive Officer. Although the Chairman and Chief Executive Officer is the same individual, power and authority are not concentrated as responsibilities are also shared with the two vice-chairmen and all major decisions are made in consultation with members of the Board and appropriate board committees as well as top management. There are four independent non-executive directors in the Board offering independent and different perspectives. Therefore, the Board is of the view that there are adequate balance of power and safeguards in place.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") will be published on the Stock Exchange's website and the Group's website www.shkp.com in due course. Printed copies will be sent to shareholders before the end of October 2006.

By Order of the Board
Lai Ho-kai, Ernest
Company Secretary

Hong Kong, 14 September 2006

As at the date of this announcement, the Board of Directors comprises of eight Executive Directors, being KWOK Ping-sheung, Walter, KWOK Ping-kwong, Thomas, KWOK Ping-luen, Raymond, CHAN Kai-ming, CHAN Kui-yuen, Thomas, KWONG Chun, WONG Yick-kam, Michael and WONG Chik-wing, Mike; six Non-Executive Directors, being LEE Shau-kee, WOO Po-shing, LI Ka-cheung, Eric, KWAN Cheuk-yin, William, LO Chiu-chun, Clement and LAW King-wan; and four Independent Non-Executive Directors, being CHUNG Sze-yuen, FUNG Kwok-king, Victor, YIP Dicky Peter and WONG Yue-chim, Richard.